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                              October 23, 2021

       Zhe Zhang
       Chief Executive Officer
       Alpha Star Acquisition Corp
       80 Broad Street, 5th Floor
       New York, NY 10004

                                                        Re: Alpha Star
Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-257521

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed September 24, 2021

       Cover Page

   1. We note your revised disclosure and response to comment 1 and reissue the comment in part. Please expand the
discussion of recent statements and regulatory actions by China   s
                                                        government to clarify
that these risks could result in a material change in the value of your ordinary shares or
could significantly limit or completely hinder your ability to offer or continue to offer
securities to investors and cause the value of such securities to significantly decline
or be worthless. Please also revise your cover page to address (1)
                                                        how recent statements
and regulatory actions by China   s government may impact the
                                                        company   s ability to
accept foreign investments, or list on an U.S. or other foreign exchange and (2)
restrictions on foreign exchange, including how cash will be transferred
 Zhe Zhang
FirstName
Alpha Star LastNameZhe   Zhang
           Acquisition Corp
Comapany
October 23,NameAlpha
            2021       Star Acquisition Corp
October
Page 2 23, 2021 Page 2
FirstName LastName
         through the post-combination organization as well as your ability to transfer cash between entities, across borders, and to U.S. investors. Please advise us if any transfers have occurred.
Summary, page 2

2. We note your revised disclosure in response to comment 2 and reissue the comment in part. Revise to clearly disclose that the entity in which investors may hold their interest
         may not be the entity or entities through which the company   s
operations may be
         conducted in China after the business combination.
3. We note your revised disclosure in response to comment 3 and reissue the comment in part. Please revise the summary risk factors to include cross-references to the more detailed disclosure in the prospectus.
4. We note your revised disclosure in response to comment 4 and reissue the comment in part. Please address permissions you may be required to obtain in searching for a target and conducting other activities such as listing abroad. In addition, please confirm that your use of the term "operate" and "operations" includes the process of searching for a target business and conducting such other activities. Additionally, please revise here and the first risk factor on page 67 to clearly address the consequences to you and investors if it is determined you should have obtained permissions or that permissions obtained are subsequently rescinded.
5. Your summary does not appear to address comment 5. Please provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Please also describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Please also describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and
         U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. We note your response to comment 6 and statement on page 25 that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act.
         Please specify that this may result if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that delisting and a prohibition on trading may result. Additionally, expand your disclosure to address pending legislation that would shorten the relevant timeframe leading to a prohibition on trading.
Risk Factors, page 63

7. We note your response to comment 8 but are unable to locate revised disclosure. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination
 Zhe Zhang
Alpha Star Acquisition Corp
October 23, 2021
Page 3
      transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
8. We note your response to comment 10 and statements on page 67 regarding the impact of cybersecurity oversight on a post-combination basis. Please revise to also address cybersecurity concerns and their impact on the process of searching for a target and completing an initial business combination.
General

9. We note the revised disclosure on page 24 that unless your securities qualify as an NMS stock under SEC Rule 3a51-1, you may not redeem public shares in an amount that would cause net tangible assets to be less than $5,000,001. Your disclosure suggests that you anticipate the option of having net tangible assets fall below $5,000,001. Please revise to clarify that your net tangible assets may not decline below $5,000,001 regardless to the trading status.
       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameZhe Zhang
                                                           Division of
Corporation Finance
Comapany NameAlpha Star Acquisition Corp
                                                           Office of Real
Estate & Construction
October 23, 2021 Page 3
cc:       Brian Daughney
FirstName LastName